CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$4,527,000	$484.39

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of $665,574.67 has already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and is being carried forward, of which $484.39 is offset against the registration fee due for this offering and of which $664,178.00 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 3 To prospectus dated December 1, 2005,	Registration Statement No. 333-130051 Dated December 20, 2005
prospectus supplement dated December 1, 2005 and product supplement no. 1-I dated December 1, 2005	Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,527,000 Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM due December 24, 2009

General
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 24, 2009 (subject to certain market disruption events).
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on December 20, 2005 and are expected to settle on or about December 23, 2005.

Key Terms
Index:	The Dow Jones - AIG Commodity IndexSM (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	100%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 174.173.
Ending Index Level:	The Index Closing Level on the Observation Date.
Observation Date:	December 21, 2009*
Maturity Date:	December 24, 2009*

*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 1-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 1-I and Selected Risk Considerations beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$1,000	$45.50	$954.50

Total	$4,527,000	$205,978.50	$4,321,021.50

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $45.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-30 of the accompanying product supplement no. 1-I.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 20, 2005

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated December 1, 2005. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 1-I dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002391/e22919_424b3.txt

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index.

  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x 100% (the Participation Rate), but this additional payment will not be less than zero.

  DIVERSIFICATION OF THE DOW JONES – AIG COMMODITY INDEXSM— The Index is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. See “The Dow Jones – AIG Commodity IndexSM” in the accompanying product supplement no. 1-I for additional information about the Index.

  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments to you prior to the maturity of the notes. Generally, amounts received at maturity in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income).

  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.05%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,220.97.

Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

Original Issue Date through December 31, 2005	$0.98	$0.98

January 1, 2006 through December 31, 2006	$51.18	$52.16

January 1, 2007 through December 31, 2007	$53.81	$105.97

January 1, 2008 through December 31, 2008	$56.56	$162.53

January 1, 2009 through December 24, 2009	$58.44	$220.97

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the commodities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-I dated December 1, 2005.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES IF THE INDEX RETURN IS ZERO OR NEGATIVE.

  THE NOTES MAY NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL COMMODITY FUTURES CONTRACTS — You may receive a lower payment at maturity than you would have received if you had invested in the Index or the individual commodity futures contracts constituting the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later falls to or below the Initial Index Level.

  NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the Index have.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase these notes from us and your ability to sell or trade these notes in the secondary market may be limited.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  JPMORGAN CREDIT RISK — Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes an Initial Index Level of 164 and a participation rate of 100%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

295	80%	80%	$800	+	$1,000	=	$1,800

262	60%	60%	$600	+	$1,000	=	$1,600

230	40%	40%	$400	+	$1,000	=	$1,400

197	20%	20%	$200	+	$1,000	=	$1,200

180	10%	10%	$100	+	$1,000	=	$1,100

164	0%	0%	$0	+	$1,000	=	$1,000

148	-10%	0%	$0	+	$1,000	=	$1,000

131	-20%	0%	$0	+	$1,000	=	$1,000

98	-40%	0%	$0	+	$1,000	=	$1,000

66	-60%	0%	$0	+	$1,000	=	$1,000

33	-80%	0%	$0	+	$1,000	=	$1,000

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM	PS-3

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level to an Ending Index Level of 197. Because the Ending Index Level of 197 is greater than the Initial Index Level, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(197-164)/164] x 100%) = $1,200

Example 2: The level of the Index decreases from the Initial Index Level to an Ending Index Level of 66. Because the Ending Index Level of 66 is lower than the Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level to an Ending Index Level of 180. Because the Ending Index Level of 180 is greater than the Initial Index Level, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(180-164)/164] x 100%) = $1,100

Historical Information

The following graph shows the weekly performance of the Index from January 1, 2000 through December 16, 2005. The Index closing level on December 20, 2005 was 174.173. We obtained the Index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Historical Performance of the DJ-AIG Commodity Index

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM	PS-4